Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 18, 2026

Relating to Preliminary Prospectus Supplement dated August 18, 2026 and

Prospectus dated March 11, 2026

Registration No. 333-292765

Saratoga Investment Corp.

8.00% Notes Due 2031

Final Pricing Term Sheet

August 18, 2026

The following sets forth the final terms of the 8.00% Notes due 2031 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated August 18, 2026, together with the accompanying prospectus dated March 11, 2026, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Saratoga Investment Corp.

Title of the Securities:	8.00% Notes due 2031 (the “Notes”)

Private Rating*:	Egan-Jones Ratings Company: BBB

Initial Aggregate Principal Amount Being Offered:	$85,000,000

Option to Purchase Additional Notes:	Up to an additional $12,750,000 aggregate principal amount of Notes within 30 days

Underwriting Discount:	$0.78125 per Note; $2,656,250 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.21875 per Note; $82,343,750 total (assuming the over-allotment option is not exercised)

Initial Public Offering Price:	100% of aggregate principal amount

Denominations:	Issue the Notes in denominations of $25.000 and integral multiples of $25.000 in excess thereof

Principal at Time of Payment:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.

Type of Note:	Fixed rate note

Coupon Rate:	8.00% per annum

Day Count:	30/360

Trade Date:	August 19, 2026

Settlement Date**:	August 26, 2026 (T+5)

Stated Maturity Date:	August 31, 2031

Date Interest Starts Accruing:	August 26, 2026

Interest Payment Date:	Every February 28, May 31, August 31 and November 30, beginning November 30, 2026. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including August 26, 2026 to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest:	February 15, May 15, August 15, and November 15, beginning November 15, 2026

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after August 26, 2028 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued thereon to, but not including the redemption date.

Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the stated maturity date.

Listing:	Issuer intends to list the Notes on the New York Stock Exchange, within 30 days of the original issue date under the trading symbol “SAX.”

CUSIP / ISIN:	80349A 844/US80349A8449

Joint Book-Running Managers:	Lucid Capital Markets, LLC Oppenheimer & Co. Inc.

Lead Managers:	B. Riley Securities, Inc. Clear Street LLC Compass Point Research & Trading, LLC Ladenburg Thalmann & Co. Inc Maxim Group LLC

Co-Managers:	InspereX LLC William Blair & Company, L.L.C.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next three succeeding business days should consult their own advisor.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. The offering to which this communication relates may be made only by means of a preliminary prospectus and the accompanying prospectus. Before you invest, you should read the Preliminary Prospectus, the accompanying prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company or any of the underwriters will arrange to send you the Preliminary Prospectus if you request them by: Lucid Capital Markets, LLC, 570 Lexington Ave, 40th Floor, New York, NY 10022 by telephone number (646) 362-0256 or by emailing GMangione@lucidcm.com; and Oppenheimer & Co. Inc., Attn: Syndicate Prospectus Department, 85 Broad Street, New York, NY 10004 by e-mailing at EquityProspectus@opco.com.

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